Mail Stop 4561

September 19, 2008

By U.S. Mail and facsimile to (212) 635-1121

Thomas P. Gibbons
Chief Financial Officer
Bank of New York Mellon Corporation
One Wall Street
New York, NY 10286

> **Re:** **The Bank of New York Mellon Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2008**
> **and June 30, 2008**
> **File No. 0-52710**

Dear Mr. Gibbons:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Angela Connell
Reviewing Accountant